SUB-ITEM 77Q(b): Policies with Respect to Security Investments


Effective September 18, 2008, the Moderate Diversified Portfolio may also invest in swaps (including credit default swaps) and other derivatives. As a means of limiting the risks associated with the use of CDS, Loomis Sayles will internally limit the aggregate notional value of all outstanding CDS used for non-hedging purposes to 20% of the total assets of a Fund, as measured at the time of the transaction.